Exhibit 12-32
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31
(Millions of Dollars)	2008	2007	2006	2005	2004
Earnings:
Pretax earnings	$517	$466	$482	$426	$214
Fixed charges	324	319	299	280	294

Net earnings	$841	$785	$781	$706	$508

Fixed charges:
Interest expense	$293	$294	$278	$267	$280
Adjustments	31	25	21	13	14

Fixed charges	$324	$319	$299	$280	$294

Ratio of earnings to fixed charges	2.60	2.46	2.61	2.52	1.73